

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2015

David Evans
President
Pacman Media Inc.
483 Green Lanes
London N134BS England, U.K

> **Re: Pacman Media Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 14, 2015**
> **File No. 333-202771**

Dear Mr. Evans:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, references to prior comments are to those issued in our letter dated April 10, 2015.

General

1.   We note your response to prior comment 2. You have included a number of hyperlinks to various websites in support of the data you cite. Please refer to Securities Act Release No. 7856 and footnote 41 and revise your document to remove any hyperlinks or advise.

Summary

Summary Financial Information, page 8

2.   Please revise to present the financial information in this section as of April 30, 2015.

The Offering

3.	We note your revised disclosure in response to prior comment 6. Please revise to describe proceeds to your company net of your offering expenses and clarify that the net amount is the maximum amount if all of the shares are sold.

Risk Factors, page 8

4.	We note that Mr. Evans is employed as a social media consultant for twenty hours per week. Please add a risk factor addressing the potential conflicts of interest that may arise from other business activities conducted by Mr. Evans.

5.	You indicate at the top of the table on page 20 that the amounts indicated represent "net proceeds" when it appears they represent gross proceeds given that they include the $8,000 cost associated with the offering, i.e., legal and professional fees. Please revise or advise.

Plan of Distribution, page 43

6.	We note your revisions in response to prior comment 13, your removal of the reference to Israel and your revised, unqualified statement that you plan to sell shares "outside of the United States." Please revise further to provide specific information about the country or countries in which you intend to sell shares. If you still intend to sell shares in Israel, please reinsert this information in the plan of distribution and include appropriate disclosure, including risk factor disclosure, regarding the uncertainty of distribution referenced in your response. In addition, revise your statement that your "director and management" will sell the shares to clarify, if true, that solely Mr. Evans will sell the shares.

Description of Business, page 47

7.	We reissue prior comment 14. In response to our prior comment requesting that you expand your business description, you added a single sentence indicating that you plan to specialize in providing apps to be used by "professionals in the film and television creative industries as well as those aspiring to join their ranks such as film and media students." Please provide an adequately detailed discussion of the specific functions of your proposed mobile apps, why you believe those functions would appeal to the film and media industries, and what experience or expertise you have or expect to obtain that would facilitate your entrance into this field.

8.	Please expand your business section to include a discussion of the country or countries in which you plan to operate and any material factors likely to impact your business operations such as government regulations, political and economic stability and any other material challenges and risks.

Security Ownership of Certain Beneficial Owners and Management, page 55

9.   Please revise to provide the security ownership of certain beneficial owners and management as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Financial Statements

10.   Revise your financial statements to include a Statement of Operations and a Statement of Cash Flows for the period September 25, 2013 (Inception) to October 31, 2013 in lieu of these statements for the year ended October 31, 2013. In this regard, we note that you were not in operation for the full year. Please also ensure the periods covered in the Report of Independent Registered Public Accountant correspond to all of the required periods included in the financial statements, including the period from September 25, 2013 (Inception) to October 31, 2014.

Exhibits

Exhibit 23.1

11.   Please have your independent registered public accountant update the date of its consent relating to its audit report prior to effectiveness of the registration statement. In addition, have your independent registered public accountant revise the wording of its acknowledgment letter relating to its review report to conform to the requirements of Item 601(b)(15) of Regulation S-K.

Exhibit 99

12.   We note that by executing a subscription agreement an investor will attest that he or she has read the prospectus. Please revise the subscription agreement to delete this representation, since it appears this representation may be intended to operate as a waiver of rights. For additional guidance, please see footnote 410 and the accompanying text in Securities Act Release No. 33-8591 available on our website at http://www.sec.gov/rules/final/33-8591.pdf.

David Evans
Pacman Media Inc.
August 10, 2015
Page 4

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3457, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Jill Arlene Robbins, Esq.
        Jill Arlene Robbins, P.A.